SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item
1	Material fact dated November 28, 2013.

MATERIAL FACT

Banco Santander, S.A. informs that its subsidiary Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander México (“Banco Santander (México)”) has announced its intention to: (i) distribute a dividend in cash in an amount ranging between USD 1,000 and USD 1,300 million; and (ii) authorize the issue of subordinated notes which shall meet the capital requirements under Basel III for Tier 2 capital, in an approximate amount of USD 1,000 million, subject to market conditions. In turn, Grupo Financiero Santander México, S.A.B. de C.V., holder of 99.99% of the share capital of Banco Santander (México), has called a shareholders meeting to resolve the distribution of a dividend to its shareholders in an amount approximately equivalent to the one to be received from Banco Santander (México).

Banco Santander, S.A. intends to purchase approximately 75% of the new instruments issued by Banco Santander (México), as well as those not purchased by third parties.

The referred transactions will result in the optimization of Banco Santander (México)’s regulatory capital composition, by reducing its cost and increasing the return over equity. Banco Santander (México) will have, following the implementation of the aforementioned transactions in the amounts described above, a Tier 1 capital ratio of, at least, 12%, and a Tier 2 capital ratio of, approximately, 2.5%.

The transactions are subject to the applicable regulatory clearances and corporate approvals.

A copy of the material fact made public by Grupo Financiero Santander México, S.A.B. de C.V., together with a translation thereof to English, are attached hereto.

Boadilla del Monte (Madrid), 28 November 2013

This material fact does not constitute an offer to sell, or the solicitation of an offer to buy any securities, nor shall there be any sale of such securities in any state of the United States or in another jurisdiction in which such offer, solicitation or sale would not be permitted before registration or qualification under the securities laws of such state or jurisdiction. The securities described above have not been registered under the Securities Act, or any applicable securities laws of any other jurisdiction. Unless so registered, such securities may not be offered or sold in the United States or any other jurisdiction except pursuant to an exemption from the registration requirements of the Securities Act and any applicable securities laws of such other jurisdiction.

Banco Santander, S.A.—Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER—R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

Eventos Relevantes
FECHA: 27/11/2013

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V., INFORMA:

CLAVE DE COTIZACIÓN	SANMEX
RAZÓN SOCIAL	GRUPO FINANCIERO SANTANDER MEXICO, S.A.B. DE C.V.
LUGAR	México, D.F.

ASUNTO

GRUPO FINANCIERO SANTANDER MÉXICO INFORMA RESOLUCIONES ACORDADAS POR EL CONSEJO DE ADMINISTRACIÓN DE SU FILIAL BANCO SANTANDER (MÉXICO).

EVENTO RELEVANTE

México D.F., 27 de noviembre de 2013. Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX),informa que el Consejo de Administración de su filial Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander México (“Banco Santander Mexico” o “el Banco”), entre otras resoluciones, ha acordado (i) convocar una Asamblea General Ordinaria y Extraordinaria de Accionistas a la que, entre otros puntos, se le someterá la aprobación de un dividendo en efectivo a sus accionistas por un importe aproximado de entre 1,000 millones y 1,300 millones de dólares y (ii) autorizar una emisión de notas subordinadas que cumpla con los requisitos de capital previstos por los criterios de Basilea III para el capital complementario / Tier2 por un importe aproximado de 1,000 millones de dólares, sujeta a condiciones de mercado y a la obtención de las correspondientes autorizaciones regulatorias.

Asimismo, el Consejo de Administración de Grupo Financiero Santander México, S.A.B de C.V., entre otras resoluciones, ha acordado convocar una Asamblea General Ordinaria y Extraordinaria de Accionistas a la que se someterá, entre otros puntos, el pago de un dividendo en efectivo a sus accionistas por un importe de entre 1,000 millones y 1,300 millones de dólares que procederá en su mayor parte, del importe que sea recibido de Banco Santander (México), S.A.

Lo anterior forma parte de una estrategia de optimización de capital del Banco con la que se pretende obtener un menor costo de capital y mayor rentabilidad sobre los recursos propios.

Banco Santander S.A. (España) ha manifestado su intención de suscribir un 75% de la emisión de deuda referida anteriormente bajo condiciones de mercado, así como asegurar su suscripción completa.

En el caso de que las dos operaciones comentadas se lleven finalmente a efecto, se estima que el Banco mantendrá un índice de capital básico 1 (Core Tier1) de, al menos, el 12% y un índice de capital complementario (Tier2) de, aproximadamente, el 2.5%.

El presente evento relevante no constituye una oferta para vender valores o una solicitud de oferta para comprar valores, ni habrá ninguna venta de valores, en los Estados Unidos de América o en cualquier otra jurisdicción en la cual esté prohibida dicha oferta, solicitud o venta sin registro o cualificación en virtud de la normativa de mercado de valores de dicha jurisdicción. La oferta de valores descrita en este evento relevante no ha sido registrada de conformidad con la Securities Act de 1933 de los Estados Unidos de América, ni de conformidad con la normativa de mercado de valores de ninguna otra jurisdicción. Sin dicho registro, los valores descritos anteriormente no podrán ser ofrecidos o vendidos en los Estados Unidos de América o en cualquier otra jurisdicción, excepto al amparo de una exención de los requisitos de registro de la Securities Act de 1933 de los Estados Unidos de América o la normativa de mercado de valores de la jurisdicción correspondiente.

Acerca de Grupo Financiero Santander México, S.A.B. de C.V. (NYSE: BSMX BMV: SANMEX)

Bolsa Mexicana de Valores S.A.B. de C.V.	1

Eventos Relevantes
FECHA: 27/11/2013

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), es uno de los principales Grupos Financieros de México, ofrece una amplia gama de productos y servicios financieros, incluyendo la banca comercial y minorista, casa de bolsa, servicios de asesoría financiera, así como otras actividades de inversión. Santander México ofrece una plataforma de servicios financieros dirigida a los segmentos medio y alto de la población y pequeńas y medianas empresas, mientras que también proporciona servicios financieros integrados a las grandes compańías multinacionales en México. Al 30 de Septiembre de 2013, Santander México tenía activos totales por $806.3 miles de millones y más de 10.6 millones de clientes. Con sede en la Ciudad de México, la compañía opera 991 sucursales y 238 oficinas en todo el país y cuenta con un total de 13,883 empleados.

Contacto Relación con Inversionistas

Gerardo Freire

+ (5255) 52691827

investor@santander.com.mx

Bolsa Mexicana de Valores S.A.B. de C.V.	2

GRUPO FINANCIERO SANTANDER MÉXICO ANNOUNCES THE RESOLUTIONS FROM THE BOARD OF DIRECTORS OF ITS SUBSIDIARY BANCO SANTANDER (MÉXICO) S.A.

Mexico City, Mexico, November 27, 2013 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander Mexico” or the “Company”) today announced that the Board of Directors of its subsidiary Banco Santander (México), S.A. Institución de Banca Multiple, Grupo Financiero Santander México, resolved among other items, to (i) convene an Ordinary and Extraordinary General Shareholders Meeting at which, among other items, it will submit to its shareholders for approval, the payment of a cash dividend to its shareholders in an approximate amount between U.S.$1,000 million and US.$1,300 million and (ii) authorize the issuance of subordinated notes that comply with capital requirements under Basel III for Tier 2 capital in an aggregate amount of approximately U.S.$1,000 million, subject to market conditions and regulatory approvals.

In addition, the Board of Directors of Grupo Financiero Santander México, S.A.B. de C.V. resolved to convene an Ordinary and Extraordinary General Shareholders Meeting at which it will seek approval for, among other items, the payment of a cash dividend to its shareholders in an amount between U.S.$1,000 million and US.$1,300 million which will mainly come from the amount to be received from Banco Santander (México) S.A.

The above is part of a strategy to optimize the Bank’s capital as it seeks to obtain a lower cost of capital and higher returns on equity.

Banco Santander S.A. (Spain) has expressed its intention to purchase 75% of the debt issuance referenced above and to ensure its complete subscription.

In the event that the two operations are consummated, it is estimated that the Bank will maintain a Tier 1 capital ratio of at least 12% Tier 2 capital ratio of approximately 2.5%.

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in the United States of America or any other jurisdiction in which such offer, solicitation or sale would be prohibited prior to registration or qualification under the securities laws of the United State or any such jurisdiction. The offering of debt securities described in this press release have not been registered under the United States Securities Act of 1933 or any applicable securities laws of any other jurisdiction. Without such registration, the securities described above may not be offered or sold in the United States or any other jurisdiction except pursuant to an exemption from the registration requirements of the Securities Act of 1933 or any applicable securities laws of such other jurisdiction.

About Grupo Financiero Santander México

Grupo Financiero Santander Mexico, S.A.B. de C.V. (Santander Mexico), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander Mexico offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30, 2013, Santander Mexico had total assets of Ps.806.3 billion under Mexican GAAP and more than 10.6 million customers. Headquartered in Mexico City, the Company operates 991 branches and 238 offices nationwide and has a total of 13,883 employees.

Investor Relations Contact Gerardo Freire + (5255) 52691827 investor@santander.com.mx

GRUPO FINANCIERO SANTANDER MÉXICO PRESS RELEASE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: November 29, 2013	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President